15046177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section FEB 26 2015 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68956

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Situs Capital Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street, Suite 4002
(No. and Street)

New York | NY | 10222
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Segal 781-715-5959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

700 Milam Street, Suite 300 | Houston | TX | 77002
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/18

OATH OR AFFIRMATION

I, Kenneth Segal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Situs Capital Management LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH P. BIRTODASO
Notary Public
Commonwealth of Massachusetts
My Commission Expires May 21, 2021

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Schedule Pursuant to Rule 17a-5 of the Securities and Exchange Commission with Report of Independent Registered Public Accounting Firm

Situs Capital Management LLC

For the Year Ended December 31, 2014

Contents

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
1717 Main Street, Suite 1800
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

Board of Directors
Situs Capital Management LLC

We have audited the accompanying statement of financial condition of Situs Capital Management LLC (a Delaware limited liability company) (the "Company") as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Situs Capital Management LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, TX
February 11, 2015

Situs Capital Management LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash	$	622,639
Prepaid expenses and other assets		56,645
Total assets	$	679,285

LIABILITIES AND EQUITY

Accounts payable and accrued expenses	$	230,725
Due to affiliate		568
Total liabilities		231,293
Member's equity		447,992
Total liabilities and equity	$	679,285

The accompanying notes are an integral part of these statements.

Situs Capital Management LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

REVENUES:	
Advisory fees	$ 687,845
EXPENSES:	
Commission	220,500
Staffing	156,180
Regulatory and compliance expenses	91,374
General and administrative	49,416
Travel and entertainment	10,376
Professional fees	5,386
Total expenses	533,232
Net income	$ 154,613

The accompanying notes are an integral part of these statements.

Situs Capital Management LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2014

	Member's capital	Retained Earnings	Member's equity
Balances, December 31, 2013	$ 265,064	$ 2,028,315	$ 2,293,379
Member Distributions	(265,064)	(1,734,936)	(2,000,000)
Net Income	-	154,613	154,613
Balances, December 31, 2014	$ -	$ 447,992	$ 447,992

The accompanying notes are an integral part of these statements.

Situs Capital Management LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 154,613
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	25,000
Prepaid expenses and other assets	(23,754)
Accounts payable and accrued expenses	166,525
Due to affiliate	(554,329)
Total adjustments	(386,558)
Net cash used in operating activities	(231,945)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member distributions	(2,000,000)
Net cash used in financing activities	(2,000,000)
Net decrease in cash	(2,231,945)
CASH AT BEGINNING OF YEAR	2,854,584
CASH AT END OF YEAR	$ 622,639

The accompanying notes are an integral part of these statements.

NOTE A – ORGANIZATION

Situs Capital Management LLC (the "Company"), f. k. a. TFO Capital LLC, was organized in the State of Delaware in 2011. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

On May 9, 2013, Situs Holdings LLC acquired the Company from its sole member in a related party transaction for $263,964. On February 7, 2014, due to an internal reorganization, Situs Group LLC emerged as the new parent entity for the Company, whereas Situs Holdings LLC became a subsidiary of Situs Group LLC.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

2. Cash and Cash Equivalents

The Company considers highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained with various financial institutions, most of which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to a maximum amount of $250,000 per account. Amounts held in financial institutions above the federal insured limits at December 31, 2014, totaled $372,639. No losses have been experienced in these accounts and management believes there is no exposure to any significant credit risks.

3. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2014 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

4. Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes and generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its owner and taxed depending on the owner's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES – Continued

The U.S. Federal jurisdiction and New York are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal examinations by tax authorities for all years since inception.

5. Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

6. Advisory Fees

Advisory fees are recorded as income when earned under the terms of each financial advisory agreement.

7. Subsequent Events

The Company has evaluated subsequent events through February 11, 2015, which is the date the financial statements were available to be issued.

The Company's parent, Situs Group LLC, has entered into an agreement for acquisition by another company with estimated closing in late February 2015.

NOTE C – NET CAPITAL RULE

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness," as defined. At December 31, 2014, the Company had net capital of $391,347 which was $375,927 in excess of its required net capital of $15,420. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2014, the ratio of "Aggregate Indebtedness" to "Net Capital" was 0 to 1.

NOTE D – RELATED PARTY TRANSACTIONS

The Company entered into a services agreement with Ranieri Partners Management LLC ("RPM"). The terms of the agreement call for the Company to pay fixed monthly fees for compliance services. The Company paid fees totaling $12,500 for the year ended December 31, 2014, which is included in regulatory and compliance expenses in the accompanying statement of operations. The agreement was terminated on March 14, 2014.

The Company entered into an office expense sharing and services agreements with SitusCo LLC and Situs Real LLC ("Situs affiliates"), entities related through common ownership. The Company paid office expense sharing fees totaling $43,280 to Situs affiliates for the year ended December 31, 2014, which is included in general and administrative expenses in the accompanying statement of operations. The Company paid $155,613 and accrued $568 fees for professional services, which is included in staffing expense in the accompanying statement of operations. The Company accrued $220,500 commission to employees of Situs affiliates, which is included in commission expense in the accompanying statement of operations and accrued expenses in the accompanying statement of financial condition.

NOTE E – CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR DECEMBER 31, 2014

Situs Capital Management LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF
THE SECURITIES AND EXCHANGE ACT OF 1934
As of December 31, 2014

Total member's equity from the statement of financial condition	$ 447,992
Deductions and/or charges - nonallowable assets	
Prepaid expenses and other assets	(56,645)
Net capital before haircuts	391,347
Haircuts on securities positions	-
Net capital	391,347
Net capital requirement (6-2/3% of aggregate indebtedness of $231,293 or $5,000, whichever is greater)	15,420
Excess net capital	$ 375,927
Aggregate indebtedness	
Accounts payable and accrued expenses	230,725
Due to affiliate	568
Total aggregate indebtedness	$ 231,293
Ratio of aggregate indebtedness to net capital	59%

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2014 filed by the Company with the Financial Industry Regulatory Authority on January 27, 2015.

SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE ACT OF 1934
As of December 31, 2014

The Company claims exemption from SEC Exchange Act Rule 15c3-3 under paragraph (k)(2)(i) of that Rule.

Situs Capital Management LLC

EXEMPTION REPORT
For the period from June 1, 2014 to December 31, 2014

We as members of management of Situs Capital Management LLC (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k)(2)(i), (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the exemption provisions and (2) we met the identified exemption provisions throughout the period June 1, 2014 to December 31, 2014 without exception.

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
1717 Main Street, Suite 1800
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

Board of Directors
Situs Capital Management LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Situs Capital Management LLC (a Delaware limited liability company) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions from June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Dallas, Texas
February 11, 2015

Form SIPC-7

Situs Capital Management LLC

February 11, 2015

GrantThornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
1717 Main Street, Suite 1800
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

Board of Directors
Situs Capital Management LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Situs Capital Management LLC (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Grant Thornton

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
February 11, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*********591********************ALL FOR AADC 100
068956 FINRA DEC
SITUS CAPITAL MANAGEMENT LLC
150 E 52ND ST 4TH FL
NEW YORK NY 10022-6017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Elena Paddison
(713)-328-4395

2. A. General Assessment (item 2e from page 2) $ 1,720
   B. Less payment made with SIPC-6 filed (exclude interest) (30)
   7-24-2014
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 1,690
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,690
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 1,690
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Situs Capital Management, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 26 day of January, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 687,845
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 687,845
2e. General Assessment @ .0025	$ 1,720 (to page 1, line 2.A.)